GENERAL AMERICAN INVESTORS COMPANY, INC.
                            EXCESS CONTRIBUTION PLAN


         1. Purpose. The purpose of the General American Investors Company, Inc. Excess Contribution Plan (the "Plan") is to provide selected employees of General American Investors Company, Inc. and its subsidiary, General American Advisers, Inc. (hereinafter referred to collectively as the "Company"), with retirement benefits which would have been provided under the General American Investors Company, Inc. Employees' Thrift Plan (the "Thrift Plan") except for the limitations imposed by Sections 415, 416 and/or 401(a)(17) of the Internal Revenue Code of 1986, as amended (the "Code").

         2. Definitions. The following words and phrases as used herein shall have the following meanings:

         (a) "Account" means the account established for each Participant under the terms of the Plan.

         (b) "Benefit" means the benefit payable to a Participant or his designated beneficiary under the Plan.

         (c) "Committee" means the committee appointed to administer the Plan as provided in Paragraph 7.

         (d) "Effective Date" means January 1, 1989.



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         (e) "Excess Contribution" means the amount or amounts credited to a Participant's Account under the terms of the Plan.

         (f) "Participant" means an employee of the Company who has been selected to participate in the Plan.

         3. Eligibility to Participate. The Committee shall select those employees of the Company who shall be eligible to participate in the Plan. Any employee who is so selected by the Committee shall become a Participant as of the first day of the month coinciding with or next following his selection.

         4. Excess Contribution Credits. With respect to any year in which a Participant and/or the Company were precluded from making the maximum contribution to the Thrift Plan by Section(s) 415, 416 and/or 401(a)(17) of the Code (or any successor thereto), or any provisions of the Thrift Plan implementing such Sections of the Code, the Company shall credit as of December 31 of such year to the Participant's Account on his behalf, or for his beneficiary after his death, an Excess Contribution. Such Excess Contribution shall be equal to the difference between (i) the amount of the contributions which would have been allocated to the account of the Participant for such year under Sections 3 and 4 of the Thrift Plan had no effect been given to the limitations of Code Sections 415, 416 and/or

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401(a)(17) and (ii) the amount actually allocated to the account of the
Participant for such year under Sections 3 and 4 of the Thrift Plan; provided, however, that if the Participant has not made the maximum contributions for such year under Section 3 of the Thrift Plan, then notwithstanding the previous sentence, no compensation in excess of the limitation imposed by Section 401(a)(17) shall be recognized in determining the amount under clause (i) of the previous sentence.

         5. Additional Credits to Account. An additional amount ("Earnings Credit") shall be credited to a Participant's Account as of December 31 of each year commencing with the year following the year in which the initial Excess Contribution on or after the Effective Date is credited to such Account. Such Earnings Credit shall be equal to the product of (i) the balance of the Account as of January 1 of such year, and (ii) the average rate of return of the Stock Fund (as defined under Section 1(q) of the Thrift Plan) during such year. For purposes of determining the Earnings Credit for the year in which the Benefit is distributed, the period used to determine the average rate of return of the Stock Fund shall begin on January 1 of such year and end on the last day of the month preceding the month of distribution.

         6. Payment of the Benefit. The Benefit provided under the Plan shall consist of the balance credited to the


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Participant's Account as of the date benefit payments commence. Payment of the
Benefit to a Participant or his beneficiary shall be made in one lump sum payment, and shall be distributed when benefit payments under the Thrift Plan commence.

         7. Source of Payment of the Benefit. The Benefit provided under the Plan shall be paid by the Company from its general assets at the time and in the manner provided herein. The Benefit shall not be subject to assignment, pledge, alienation or anticipation by a Participant or his beneficiary.

         8. Conditions of Payment of the Benefit. Notwithstanding any provision of the Plan to the contrary, the payment of the Benefit to any Participant or his beneficiary, or the right of a Participant or his beneficiary to receive the Benefit, shall cease upon the occurrence (either prior to or after the Participant's termination of employment) of any one or more of the following events:

         (a) discharge from employment with the Company for acts which, in the Committee's opinion, constitute fraud, embezzlement, disclosure of confidential information or dishonesty;

         (b) the entering into a business or employment which the Committee determines to be detrimentally competitive with the business of the Company; or


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         (c) conduct by a Participant which, in the Committee's opinion, is inimical or in any way contrary to the best interests of the Company.

         9. Administration. The Committee shall consist of at least three members who shall be appointed by the Board of Directors of General American Investors Company, Inc. The Committee shall administer the Plan, resolve any ambiguities or inconsistencies, and decide all questions arising in its administration, interpretation or application. Any decision of the Committee shall be conclusive and binding upon all Participants or other persons having or claiming an interest in the Plan.

         10. Designation of Beneficiary. A Participant may at any time designate in writing to the Committee the beneficiary to receive the benefits to which any such beneficiary may be entitled under the terms of the Plan. Such designation may be changed by the Participant at any time prior to the commencement of benefits by written notice to the Committee.

         11. Amendment and Termination. The Board of Directors of General American Investors Company, Inc. may cause the Plan to be amended at any time and from time to time, prospectively or retroactively, and may terminate the Plan in its entirety at any time. Notwithstanding the foregoing provisions of this Paragraph 11, the Plan may not be amended or terminated with respect to a Benefit that

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became payable prior to such amendment or termination except with the written consent of the Participant or other person then receiving such Benefit.

         12. Withholding. The Company shall have the right to deduct from any payment of a Benefit any amount required to satisfy its obligation to withhold federal, state and local taxes.

         13. Effective Date. The Plan, as amended and restated, shall be effective as of the Effective Date.


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